[Filed with the Superintendencia de Valores y Seguros on February 2, 2004]


Santiago, February 2, 2004.

Mr. Hernan Lopez Bohrer
Securities Intendent
Superintendency of Securities and Insurance


Re.: Coca-Cola Embonor S.A.- Securities Registry number 622 - Informs "Essential
     Fact"

Dear Sir:

Pursuant to Title III of Law N(0)18.045 and General Rule 30, I hereby inform as an Essential Fact, the following:

In connection with the voluntary redemption offer of the Series B Bonds issued by the undersigned entity, notice of which was published on January 10, 2004 in El Mercurio, and the agreements reached at the Bondholders Meeting held on January 30, 2004, the Paying Bank (Banco BICE), paid to all bondholders that accepted the offer, representing 72.67% of the Series B Bonds, the price and the respective fee, i.e. the amount of $19,828,301,559.- pesos.

Sincerely,


Andres Vicuna Garcia-Huidobro
General Manager
Coca-Cola Embonor S.A.

c.c.   Santiago Stock Exchange
       Electronic Stock Exchange
       Brokers Exchange